Filed by Sibanye Stillwater Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Sibanye Gold Limited

Commission File Number: 001-35785

Date: November 1, 2019

The following is a transcript of an article published by Bloomberg on 25 October 2019:

Sibanye CEO Sees Wage Strike Unlikely at Platinum Mines

Platinum-mining workers are unlikely to embark on a strike as a result of the current round of wage negotiations, Sibanye Gold Ltd. Chief Executive Officer Neal Froneman said in an interview at Bloomberg’s Johannesburg office.

More from Froneman on the wage talks:

•                  Workers belonging to the Association of Mineworkers and Construction Union have “no appetite” to strike at Rustenburg and Marikana mines.

•                  New secret-ballot voting rules to decide a strike help workers to make decisions independent of union leaders.

•                  Froneman said it’s possible to reach a “fair settlement” with AMCU in negotiations for a new wage deal currently being mediated by the Commission for Conciliation, Mediation and Arbitration.

•                  “If I have called it wrong, there is a secret strike ballot and, based on interactions we had with our employees, chances of a strike are really remote.”

ENDS.

Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

Certain statements included in this communication about Sibanye Gold Limited (“SGL”) and Sibanye Stillwater Limited (“Sibanye-Stillwater”), as well as oral statements that may be made by SGL, Sibanye-Stillwater, or by officers, directors or employees acting on their behalf related to the subject matter hereof, may constitute or are based on forward-looking statements, including “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are not based on historical facts, and are generally preceded by, followed by or include the words “target”, “would”, “potential”, “aim”, “foresee”, “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases. These forward-looking statements, including, among others, those relating to future business prospects, revenues and income, statements which relate to expected timings of the Scheme and potential benefits of the proposed scheme of arrangement (the “Scheme”), PGM pricing expectations, levels of output, supply and demand, information relating to the Group’s underground Blitz Project adjacent to the east of the existing Stillwater Mine designed to explore, define and extract the PGM resource along the far eastern extent of the J-M Reef, and estimations or expectations of enterprise value, adjusted EBITDA and net asset values wherever they may occur in this communication, are necessarily estimates reflecting the best judgement of senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this communication.

By their nature, these forward-looking statements about SGL and/or Sibanye-Stillwater involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and are generally beyond the control of SGL and/or Sibanye-Stillwater, that could cause SGL and/or Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.

Moreover, new risk factors emerge from time to time and it is not possible for SGL and/or Sibanye-Stillwater to predict all such risk factors. SGL and Sibanye-Stillwater cannot assess the impact of all risk factors on their businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

SGL and Sibanye-Stillwater undertake no obligation and do not intend to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events, save as may be required by applicable law. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the JSE and the SEC, including in the SGL Annual Report on Form 20-F 2018.

Important Information

This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the Scheme, Sibanye-Stillwater has filed a registration statement on Form F-4, which includes important information with respect to the Scheme. The final registration statement on Form F-4 will be made available to the relevant security holders of SGL.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this a communication is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS IN THE UNITED STATES AND ADS HOLDERS OF SGL ARE URGED TO READ THE US REGISTRATION STATEMENT REGARDING THE PROPOSED SCHEME CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT SGL, SIBANYE-STILLWATER AND THE PROPOSED SCHEME.

Shareholders and ADS holders can obtain free copies of the registration statement on Form F-4, as well as other filings containing information about SGL and Sibanye-Stillwater, without charge, at the SEC’s website at http://www.sec.gov. Shareholders and ADS holders may also be able to obtain these documents, without charge, from SGL’s website at http://www.sibanyestillwater.com.

This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, Sibanye-Stillwater may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.